Mail Stop 6010

September 17, 2008

VIA U.S. MAIL

Mr. D. Beatty D'Alessandro
Senior Vice President and Principal Financial Officer
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

      Re: **Graybar Electric Company, Inc.**
            Form 10-K for the year ended December 31, 2007
            File No. 000-00255

Dear Mr. D'Alessandro:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Accounting Branch Chief